Filed pursuant to Rule 424(b)(3)
File No. 333-259455

Up to $1,000,000,000
Common Stock
Supplement No. 9, dated May 21, 2024
to
Prospectus, dated October 29, 2021 and
Prospectus Supplement, dated November 2, 2021

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated November 2, 2021 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated October 29, 2021 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to certain equity distribution agreements (as described below). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections entitled “Risk Factors” on page S-10 of the ATM Prospectus Supplement, page 11 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
This supplement is being filed to reflect that, on May 21, 2024, we increased the maximum amount of shares of our common stock to be sold through the ATM Program to $1,000,000,000 from $650,000,000. In connection with the upsize of the ATM Program to $1,000,000,000, on May 21, 2024, we entered into those certain (i) fourth amendments to the third amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”), and (ii) fourth amendments to the amended and restated equity distribution agreements, each dated May 26, 2021 and as amended from time to time, with each of Citizens JMP Securities, LLC (f/k/a JMP Securities LLC) (“Citizens JMP”) and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and Citizens JMP, the “Sales Agents”). The Company’s equity distribution agreements with each of the Sales Agents are on substantially the same terms and conditions as one another.
Settlement for sales of shares of common stock will occur on the second trading day (and on and after May 28, 2024, the first trading day) following the date on which such sales are made, or on some other date that is agreed upon by us and the relevant Sales Agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
The Sales Agents and their respective affiliates from time to time provide, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates, for which they have received and may receive fees, commissions and other customary compensation.

In addition, the Sales Agents and/or their respective affiliates may from time to time refer investment banking clients to us as potential portfolio investments. If we invest in those clients, we may indirectly utilize net proceeds from this offering to fund such investments, and the referring Sales Agent or its affiliate may receive placement fees from its client in connection with such financing, which placement fees may be paid out of the amount funded by us.

The Sales Agents or their respective affiliates may also trade in our securities, securities of our portfolio companies or other financial instruments related thereto for their own respective accounts or for the account of others and may extend loans or financing directly or through derivative transactions to us, any of our portfolio companies or our affiliates.

After the date of this prospectus supplement, the Sales Agent and their respective affiliates may from time to time obtain information regarding specific portfolio companies or us that may not be available to the general public. Any such information is obtained by the Sales Agents and their respective affiliates in the ordinary course of their respective business and not in connection with the offering of our common stock in this ATM Program. In addition, the Sales Agents or their respective affiliates may develop analyses or opinions related to us or our portfolio companies and buy or sell interests in one or more of our portfolio companies on behalf of their proprietary or client accounts and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions or purchase and sale activities regarding any portfolio company or regarding us to our stockholders or any other persons.

In the course of their business, the Sales Agents and their respective affiliates may actively trade our securities for their own accounts or for the accounts of their customers, and, accordingly, the Sales Agents and their respective affiliates may at any time hold long or short positions in such securities.

An affiliate of Raymond James, one of the Sales Agents, acts as a lender under our Corporate Credit Facility (as defined below). Certain of the net proceeds from the sale of shares of our common stock in the ATM Program, not including sales commission, may be paid to such affiliate of Raymond James in connection with payments made under the Corporate Credit Facility, including with respect to the repayment of borrowings under the Corporate Credit Facility. As a result, Raymond James and its affiliate may receive more than 5% of the net proceeds of this offering, not including sales commission.

B. Riley is acting as plan administrator of the Company's share repurchase program, under which it may repurchase up to $20.0 million in shares of our common stock during the period ending on the earliest of: (1) the date on which the aggregate purchase price for all shares equals $20.0 million including, without limitation, all applicable fees, costs and expenses; or (2) upon written notice by the Company to the broker that the share repurchase agreement is terminated.

STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to March 31, 2024, we sold a total of 25,346,437 shares of our common stock under the ATM Program for gross proceeds of approximately $528.9 million and net proceeds of approximately $519.1 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, after giving effect to the fourth amendments to the equity distribution agreements with each of the Sales Agents referenced above, up to approximately $471.1 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.25%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	1.75%

Annual Expenses (as a percentage of net assets attributable to common stock for the fiscal year ended March 31, 2024):
Operating expenses	3.19%	(4)
Interest payments on borrowed funds	6.93%	(5)
Income tax provision/(benefit)	0.12%	(6)
Acquired fund fees and expenses	0.66%	(7)
Total annual expenses	10.90%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The percentage reflects estimated offering expenses for this offering of approximately $2,500,000, of which we have incurred $1,450,000 as of May 17, 2024, and assumes that we sell all $1.0 billion of shares of common stock available under the equity distribution agreements with the Sales Agents.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on actual operating expenses for the year ended March 31, 2024. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents our (a) estimated annual interest payments based on actual interest rate terms under our credit facilities, with available commitments of $460 million under the Company's senior secured revolving credit facility (the "Corporate Credit Facility") and initial commitments of $150 million under the Company's special purpose vehicle financing credit facility (the "SPV Credit Facility"), and our anticipated drawdowns from our credit facilities, (b) our actual interest rate terms under the SBA Debentures and our anticipated drawdowns of the SBA Debentures, and (c) the 4.50% Notes due 2026 (the "January 2026 Notes"), the 3.375% Notes due 2026 (the "October 2026 Notes") and the 7.75% Notes due 2028 (the "August 2028 Notes"). As of March 31, 2024, we had $265.0 million outstanding under the Corporate Credit Facility, $153.0 million outstanding under the SBA Debentures, $140.0 million in aggregate principal of the January 2026 Notes outstanding, $150.0 million in aggregate principal of the October 2026 Notes outstanding and $71.9 million in aggregate principal of the August 2028 Notes outstanding. As of March 31, 2024, we had no borrowings outstanding under the SPV Credit Facility. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax provision/(benefit) relates to the accrual of (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax provision/(benefit) represents the estimated annual income tax provision/(benefit) of CSWC and its consolidated subsidiaries based on actual income tax provision/(benefit) for the fiscal year ended March 31, 2024.
(7)Acquired fund fees and expenses represent the estimated indirect expense incurred due to our investment in I-45 SLF LLC, a joint venture with Main Street Capital Corporation, based upon the actual amount incurred for the fiscal year ended March 31, 2024. During the fiscal year ended March 31, 2024, the board of managers of I-45 SLF LLC approved the dissolution and liquidation of I-45 SLF LLC and the wind up of its affairs.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. These amounts assume (1) a 1.50% sales load (Sales Agents discounts and commissions) and (2) offering expenses totaling 0.25%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$127	$354	$554	$961

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.